Exhibit 99.1

15 May, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 14 May, 2012 it purchased for cancellation 20,725 Ordinary Shares, at an average price of $21.9233.

Following the cancellation of these shares, the Company will have 60,090,360 Ordinary Shares in issue.